SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2003
SANOFI-SYNTHELABO
(Exact name of registrant as specified in its charter)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Sanofi-Synthélabo / Chinoin Reinforces
Its Pharmaceutical Presence In Hungary

Veresegyház, Hungary, December 5, 2003 – A new pharmaceutical manufacturing facility’s cornerstone had been laid today in Veresegyház, north of Budapest by Ferenc Gyurcsány, the Minister of Children, Youth and Sport representing the Hungarian Prime Minister Péter Medgyessy, Dominique de Combles de Nayves the Ambassador of France in Hungary and Jean-François Dehecq, Chairman and CEO of Sanofi-Synthélabo.

The new facility will extend the manufacturing site of Veresegyház, the old facilities acquired from Pharmavit by Sanofi-Synthélabo in 2002, and will be completed in 2006. This will make it possible to increase the production capacities from 60 million units today to 120 million units per annum in 2006. This new building is one the key elements of a global modernization plan of the pharmaceutical manufacturing process. The total amount of investment will reach 250 million euros.

Sanofi-Synthélabo’s Hungarian subsidiary, Chinoin Rt., currently has two other pharmaceutical manufacturing sites : Újpest, for the production of solid forms (pills and capsules) and Csanyikvölgy, for the injectable forms (syringes and vials).

The pharmaceutical activities will be progressively transferred, in the coming years, from Újpest to Veresegyház, where the entire production of Chinoin’s solid forms will be performed : Chinoin’s traditional drugs, as well as Sanofi-Synthélabo’s major blockbusters such as zolpidem, the most widely sold sleeping pill in the world, and irbesartan, one of the most innovative anti-hypertensive drugs on the market.

On that date, headcount in Veresegyház will reach more than 400 people, including people transferred from Újpest, from 200 today. The Research and Development activities as well as chemical manufacturing will remain on the Újpest site.

***

In his inauguration speech, Jean-Francois Dehecq notably stressed the importance of Chinoin within the global Sanofi-Synthélabo Group.

« These new investments follow the installation of a world-class Research department in Újpest, fully integrated within the global Research activity of the Sanofi-Synthélabo Group, and the significant investments in the chemical manufacturing field in Újpest.

These investments will allow Chinoin to become a major exporter of active ingredients and pharmaceuticals.

Through Chinoin / Sanofi-Synthélabo, Hungary becomes a global player in the European and Worldwide pharmaceutical industry ».

***

Sanofi-Synthélabo is a major global research-based pharmaceutical group with 32,500 employees in more than 100 countries.

With sales of EUR 8 billion, Sanofi-Synthelabo ranks among the world’s top 15 pharmaceutical companies.

The company is headquartered in Paris and listed in Paris (Euronext : SAN) and in New York (NYSE : SNY).

With an R&D portfolio of 55 compounds in development, Sanofi-Synthelabo is focused on a core group of four therapeutic areas: cardiovascular disease and thrombosis; diseases of the central nervous system; internal medicine; and oncology.

____________________________________
This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements : the ability of Sanofi-Synthélabo to expand its presence profitably in the United States; the success of Sanofi-Synthélabo’s research and development programs; the ability of Sanofi-Synthélabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France.

Investors and security holders may obtain a free copy of documents filed by Sanofi-Synthélabo with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Sanofi-Synthélabo on the web site www.sanofi-synthelabo.

_________________

Investor Relations Department
Philippe Goupit	Director of Investor Relations
Isabelle Laurent	Investor Relations
Arnaud Delépine	Investor Relations Europe
Sanjay Gupta	Investor Relations US

Contacts:
E-mail: investor-relations@sanofi-synthelabo.com
Europe	US
Tel: +33 1 53 77 45 45	Tel: 1 212 551 42 93
Fax: +33 1 53 77 42 96	Fax: 1 212 551 49 10

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 8, 2003

SANOFI-SYNTHELABO By: /s/ Marie-Helene Laimay Name: Marie-Helene Laimay Title: Senior Vice President and Chief Financial Officer